September 28, 2021

VIA E-MAIL

Craig S. Tyle
Franklin Advisers, Inc.
One Franklin Parkway
San Mateo, CA 94403-1906

       Re:     Franklin Limited Duration Income Trust
               File Nos. 333-259206; 811-21357


Dear Mr. Tyle:

        On August 31, 2021, you filed the above-referenced registration statement on Form N-2
on behalf of Franklin Limited Duration Income Trust (the    Fund   ). We have
reviewed the
registration statement and our comments are set forth below. For convenience, we generally organized our comments using the headings, defined terms, and page numbers from the registration statement as filed on EDGAR. Where a comment is made with respect to disclosure in one location of the filing, it applies to all similar disclosure found elsewhere.

General Comments

    1. Please confirm that all missing information and all exhibits will be filed in a pre-effective amendment to the registration statement. We may have additional comments on such portions when you complete them in the pre-effective amendment, on disclosures made in response to this letter, or on information supplied supplementally.

    2. Please advise us if you have submitted or expect to submit any exemptive applications or no-action requests in connection with your registration statement.

Cover Page

    3. We note your statement on page 4 that you are incorporating by reference the documents
       listed below.    However, that reference is unclear. If you intend to
incorporate previously
       filed documents, please separate the documents that are incorporated by reference into a captioned and bulleted list for clarity. In addition, please ensure that the bulleted list includes all of the documents that are being incorporated by reference since the end of the fiscal year covered by the annual report. See Item F.3.(a)(1)-(3) of Form N-2.
 Mr. Tyle
Franklin Advisers, Inc.
Page 2

Prospectus Summary

    4. Significant market events have occurred as a result of the COVID-19 pandemic since the
       Fund   s previously-filed registration statement on Form N-2. Please consider whether the
       Fund   s disclosures, including risk disclosures, should be revised based on how these
       events may affect the Fund and its investments. If the Fund believes that no additional disclosure is warranted, please explain supplementally why not.

    5. In the    Anti-Takeover Provisions    risk, the date of the Fund   s
Declaration is disclosed as
       June 19, 2003. However, page 77 of the prospectus states that the Fund s Declaration was amended effective January 21, 2021. Please reconcile.

    6. Under    Leverage    on page 21, please supplementally confirm the Fund
 s current leverage
       ratio in correspondence, including that it does not exceed the limits set forth in Section 18 of the 1940 Act.

    7. Under    Share Repurchase Program    on page 22, please confirm the
accuracy of the
       amount of shares repurchased by the Fund.

The Fund

    8. Please disclose the date of the Declaration   s most recent amendment.

Investment Objectives and Strategies

    9. We note that the Fund may invest up to 25% of its total investments in Marketplace
       Loans and Marketplace Lending Instruments. However, as of a recent date less than 5%
       of Fund assets were allocated to these loans and instruments. Please review your disclosure to ensure that it focuses on principal investment strategies and risks and revise as appropriate.

Portfolio Contents and Other Information

    10. The    Bank Loans and Participations    discussion states that bank
loans may pay interest
        based on LIBOR. Throughout the prospectus, prospectus supplements, and statement of
        additional information (   SAI   ), as applicable, please consider
revising the disclosure to
        describe the transition from LIBOR and any associated risks.

    11. Please update the discussion in    Other Investment Companies    to
reflect the
        Commission   s adoption of Rule 12d1-4 under the Investment Company Act of 1940
        (   1940 Act   ).
 Mr. Tyle
Franklin Advisers, Inc.
Page 3

Risks and Special Considerations

    12. In    Developing Countries and Emerging Markets,    please tailor the
disclosure regarding
        emerging market risks to the Fund   s emerging market investments. See
Registered
        Funds    Risk Disclosure Regarding Investments in Emerging Markets, at

https://www.sec.gov/investment/accounting-and-disclosure-information/principal-
        risks/registered-funds-risk-disclosure.

Anti-Takeover and Other Provisions in the Declaration of Trust

    13. Please file the amended Declaration and Bylaws as exhibits to the Fund's pre-effective amendment. We may have further comments.

SAI

    14. Please note that SAI   s table of contents appears twice.

    15. Under    Borrowing,    please update this discussion to reflect the
adoption of Rule 18f-4
        under the 1940 Act, including any impact it may have on the Fund   s
use of leverage and
        its related policies and procedures.

    16. Under    Portfolio Transactions and Brokerage,    please update the
name of the NASD to
        its current name, FINRA.

Part C

    17. Rule 411 under the Securities Act and Rule 0-4 under the 1940 Act require the hyperlinking to any exhibits filed with the registration statement and to any other information incorporated by reference in a registration statement, including previously filed exhibits, if publicly available on EDGAR. Please add appropriate hyperlinks to your next filing with the Commission; we note that some hyperlinks are missing.

    18. Please confirm that the legal opinion (to be filed by amendment) will be consistent with
        Staff Legal Bulletin 19 (Oct. 14, 2011), at https://www.sec.gov/corpfin/staff-legal-
        bulletin-19-legality-and-tax-opinions-registered-offerings.



                                              *****

Responses to this letter should be made in a letter to me filed on EDGAR and in the form of pre-effective amendments filed pursuant to Rule 472 under the Securities Act. Where no change will
 Mr. Tyle
Franklin Advisers, Inc.
Page 4

be made in a filing in response to a comment, please indicate this fact in the letter to us and briefly state the basis for your position.

We remind you that the Fund is responsible for the accuracy and adequacy of its disclosure in the registration statements, notwithstanding any review, comments, action, or absence of action by the staff.

Should you have any questions prior to filing a pre-effective amendment, please contact me at
(202) 551-6869 or hunter-cecih@sec.gov.

                                                      Sincerely,

                                                      /s/ Holly Hunter-Ceci

                                                      Holly Hunter-Ceci
                                                      Senior Counsel




cc: Kenneth L. Greenberg, Stradley, Ronon, Stevens & Young, LLP Jay Williamson, Branch Chief
        Mike Spratt, Assistant Director